CERTIFICATE OF QUALIFIED PERSON

I, Robert F. Brown, 3977 Westridge Ave., West Vancouver, B.C., Canada, as an the author of this report "NI43- 101 Report on the TOPIA Mine Mineral Resource Estimation, as of NOVEMBER 30TH, 2013" prepared for Great Panther Silver Limited., dated May 9th, 2014, do hereby certify that;

1.	I am a graduate of the Queen's University at Kingston, Ontario (1975) and hold a B. Sc. degree in Geology.

2.	I am presently employed as VP Exploration for Great Panther Silver Limited.

3.

I have been employed in my profession by various companies since graduation in 1975. I have experience in both surface exploration and underground mining projects in Canada, Mexico, Argentina, Peru, and Indonesia. I have expertise in the exploration for, mining, and mineral resource estimation in gold, silver and copper deposits.

4.	I am a registered Professional Engineer with Association of Professional Engineers and Geoscientists of B.C. since 1982.

5.

I have read the definitions of "Qualified Person" set out in NI 43-101 and certify that by reason of my education, affiliation with a professional association and past relevant work experience, I fulfil the requirements to be a "Qualified Person" for the purposes of NI 43-101.

6.	I have visited the Topia Mine most recently from April 28 to May 1, 2014.

7.	I am the author responsible for sections 1- 11, 13 and 15 - 29 of this report utilizing data supplied by the mine listed in the References section of this report.

8.

To the best of my knowledge, information and belief, this technical report contains all the scientific and technical information that is required to be disclosed to make this technical report not misleading.

9.	I am not independent of Great Panther Silver Limited as defined in Section 1.5 of NI 43-101 as I was appointed VP Exploration in April of 2004.

10.

I have been involved with the surface drill program planning and execution from 2004 at Topia Mine. I have been involved as QP since 2004 in the collection and compilation of all sample, assay, and topographic data from both surface and underground drilling programs, and mining.

11.	I have read NI 43-101 and NI 43-lO lFl and have prepared the technical report in compliance with that instrument and form.

12.

I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical report.

“Robert F. Brown”

Robert F. Brown, P. Eng., B.C.

DATED at Vancouver, B.C. this August 25, 2014